Exhibit 99.1

INVESTMENTS OF R$460 MILLION WILL INCREASE PERDIGÃO’S GROWTH

Expansion creates a further 3,500 jobs in the Mid-west of Brazil

In spite of investments in technology at all its production lines, Perdigão is to create a further 3,500 new jobs in 2007. Most of these new posts will be concentrated in the Mid-West region where the company is to unveil one more agroindustrial complex in Mineiros (GO) in March. During 2006, the company created about 1,500 job opportunities, bringing the labor force to 37,700, an increase of 4% over 2005.

The company’s capital expenditures budget for 2007 is estimated at R$ 460 million, to be allocated to the Mineiros complex, increased chicken slaughtering capacity at Nova Mutum (MT) and the consolidation of the duplication of hog slaughtering capacity at Rio Verde (GO). The company is also to implement new lines for the production of processed items (hams and sausages among others) as well as a modern pizza production line at the Rio Verde plant. Additional investments will be made in logistics, in the construction of new Distribution Centers and the expansion of others already in operation.

Next year, Perdigão is to intensify its business in the beef segment, building a meat processing plant in the state of Goiás. The location and investment value of the new unit will be decided in the first semester of 2007. The company intends to direct 80% of the production from the new unit to the export market.

Out of the 3,500 jobs to be created, at least a thousand will be at the Mineiros complex, where the company will begin turkey and chicken slaughtering activities in March. Perdigão is investing R$ 240 million at the new unit, the total value of the project amounting to R$ 510 million — the integrated outgrowers will invest the remaining R$ 270 million. The other jobs will be spread between the Rio Verde (GO) and Nova Mutum (MT) units, during the course of the year constituting important expansion projects.

Perdigão is forecasting consolidated gross sales of R$ 6.1 billion for this year and closing with an increase of 7% in total sales volumes in the meat business, the main source of growth being the domestic market (an increase of approximately 13%). During the entire first semester, the company reported falling demand due to the avian influenza outbreaks although the last few months have shown signs of recovery in exports of chicken meat. However, export volumes are expected to remain stable in relation to 2005”, comments CEO, Nildemar Secches.

Compared with 2005, 2006 saw a fall in the costs of raw materials (corn and soybeans). The decline estimated at 15% was due to excess grain supply on the market — the result of favorable climatic conditions producing a good crop in both the domestic and international markets —, as well as the appreciation of the Real against the US dollar.

The dairy processed product segment reported an increase of 12% in sales volume, the result of improving disposable incomes and increased consumption. The Batávia acquisition in May of this year was strategic for the company, allowing it to expand activities and diversify the supply of animal-based protein products, at the same time without increasing concentration on the meat business. In addition, the capture of existing synergies between the two operations were considered key for increasing Batávia’s competitive edge. In 2007, the growth in the dairy processed product segment is expected to be in the region of 12%.

NEW MARKET

During the year, Perdigão made its debut on the São Paulo Stock Exchange’s New Market (Novo Mercado). The decision to list on this market was a strategic one and assures equal rights to all shareholders, offering a higher standard of transparency. The listing also enhances the company’s capacity to tap sources of funding and invest in expansion.

Daily share liquidity rose from US$ 4 million to US$ 8.1 million/day, an accumulated growth of 103% in 2006 compared to the same period in the preceding year. The company is now included in the IBOVESPA, as well as being a component of all the leading São Paulo Stock Exchange’s indexes, including the ISE — the Corporate Sustainability Index.

The company’s public share offering in October was instrumental in raising R$ 800 million and was an important milestone in Perdigão’s corporate history. With this operation, combined with the listing on the New Market and the introduction of mechanisms to ensure shareholder protection, the company is now ready to advance further in its sustainability cycle, generating shareholder value and improved liquidity. The funds raised from the primary share offering will be used for the acquisition and expansion of new businesses in the dairy processed products, beef and margarine segments.

OUTLOOK

Perdigão forecasts that total sales volume in the meat business will grow more than 10% next year, with a recovery in exports and a gradual normalization of traditional markets  — affected by animal health problems. The outlook is for an increase in the domestic market of 7% and more than 15% in exports as new markets are opened and the company’s beef business increases.

Perdigão’s budget for 2007 has been prepared on the basis of macroeconomic forecasts of an increase in GDP of 3.2% and annual inflation at about 4% with falling interest rates and a relatively stable foreign exchange rate.

In 2007, the cost of grains is expected to increase, notably in the case of corn due to the reduction in world inventory and an increase in consumption due to ethanol production in the United States.

São Paulo, December 12, 2006.

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.